Date: October 17, 2008

To: Dean Suehiro, Senior Staff Accountant
Accountant Branch
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

SENT VIA EDGAR

Re:	Telestone Technologies Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 25, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-32503

Dear Mr. Suehiro:

On behalf of Telestone Technologies Corporation ( the “Company” or “Telestone”), we hereby submit this response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated September 10, 2008, with respect to Form 10-KSB for the fiscal year ended December 31, 2007 (the “10-KSB”).

For your convenience, we set out below each of the Staff’s comments first, immediately followed by each of our responses.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s comment or changes to disclosure in response to Staff’s comment in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff’s comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Year Ended December 31, 2007
General

1. Please revise your file number to 1-32503.

Response:

In response to Staff’s comment, we revised the file number to 1-32503.

Accounts Receivable, page 23

2. We note that your credit period is generally six to nine months. Please tell us and disclose the reason for the long credit period.

Response:

Credit period is set by the Company. It generally refers the period up to which our customers can delay payments. Our long credit period is because our major customers are the three major players in China telecom market. (“China Mobile”, “China Netcom” and “China Telecom”). They have monopoly power in the China telecom market. We are at a disadvantage in negotiations regarding payments/credit period. Please see page 23 of the 10-KSB.

Page 2 of 3,
D. Suehiro
Securities and Exchange Commission
Oct. 17, 2008

3. Although your accounts receivable turnover has been decreasing, we note that your 2007 accounts receivable turnover was 406 days. Please tell us and disclose why the accounts receivable turnover continues to be high considering your credit period is generally for a period of less that one year. Also, tell us and disclose what impact such turnover had on your provision for doubtful accounts. If it had no impact, tell us and disclose why.

Response:

Accounts receivable turnover is long because our customers are Chinese telecom providers. They are in a powerful position in negotiating with us. Even so, we had very few bad/doubtful accounts. In addition, the planned Restructuring of Chinese telecom providers was started in 2007 and will be implemented in 2008. We estimate that the Restructuring will be completed during the middle of 2009. During this Restructuring period, there will be issues dealing with accounts receivables and payments for accounts receivables will be delayed which also increase the accounts receivable turnover period.

The longer accounts receivable turnover has no impact on doubtful accounts. Doubtful accounts are determined by the Company based on its individual customer’s special situation. Please page 22 of the 10-KSB.

4. We note that you collected over $49.4 million in accounts receivable in 2007 but your 2007 accounts receivable balance is still significant as compared to your current and prior year revenues. Please tell us and disclose why your accounts receivable balance continues to remain significant as compared to your revenues and subsequent collections.

Response:

The large accounts receivable balance is because of the uniqueness of the Chinese telecommunication industry. Our past customers were China Mobile Communications Corporation (“China Mobile”), China Unicom Ltd. (“China Unicom”), China Netcom Corporation Ltd., and China Telecommunications Corporation (“China Telecom”). These four telecom providers are in a monopoly position in China. After the Restructuring of Chinese telecom industry, our customers are China Mobile, China Unicom, China Telecom. These three telecom providers continue to have monopoly positions in China. In addition, because of the Restructuring of China telecom industry, payments to us were delayed. Thus, it caused the large balance of our accounts receivables.

This situation is not unique to us, and is prevalent in the China telecom industry. Other large telecom providers such as Huawei Technologies Co. Ltd., Qiaoxing Group Co. Ltd., and Datang Telecom Technology Co. Ltd. are in similar situations. Fortunately for us, our customers all have good reputations in telecom industry and we have very few bad accounts. Please see page 23 of the 10-KSB.

Item 8A. Controls and Procedures, page 25

5. Please refer to the first paragraph. Disclose the conclusions of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this filing. Refer to Item 307 of Regulation S-B.

Response:

In response to Staff’s comment, we revised our statements on page 25 of the 10-KSB.

6. Please refer to (b) on page 26. We note your disclosure that “ (t)here have been no significant changes in our internal controls or in other factors that would significantly affect internal controls subsequent to the date we carried out the evaluation”. Item 308 (c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your fourth fiscal quarter in the case of an annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Revise to provide the disclosure required by Item 308 (c) of Regulation S-K.

Response:

In response to Staff’s comment, we revised our statements on page 26 of the 10-KSB.

Page 3 of 3,
D. Suehiro
Securities and Exchange Commission
Oct. 17, 2008

7. Please provide the following statement as required by Item 308T of Regulation S-B:“ This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for the newly public companies.”

Response:

In response to Staff’s comment, we revised our statements on page 26 of the 10-KSB.

Exhibits 31.1 and 31.2

8. Please see #4. Revise the first paragraph of your certifications to include the introductory language of paragraph 4 of Item 601 (b)(31) of Regulation S-B. More specifically, revise to refer to “internal control over financial reporting (as defined in the Exchange Act Rules 13a- 15(f) and 15d-15(f))” immediately following your reference to disclosure controls and procedures.

Response:

In response to Staff’s comment, we revised our exhibits 31.1 and 31.2.

****

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Han Daqing
Han Daqing

Chairman & CEO